EXHIBIT 99.1



Magal Security Systems Reports Appointments of New Senior Executives

     o    Press Release
     o    Source: Magal Security Systems
     o    On 9:26 am EST, Monday December 7, 2009

YAHUD, Israel, December 7 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced the appointment of Mr. Ilan Ovadia as its new Senior Vice President, Chief Financial Officer and Secretary and Mr. Israel (Relik) Shafir as its Senior Vice President of Business Development.

Mr. Ovadia will replace Mr. Zev Morgenstern that has advised the Company of his resignation for personal reasons, effective as of March 1, 2010. Mr. Morgenstern will stay on with the Company during the transition period.

Mr. Ovadia has over 15 years of experience in financial management. Prior to his appointment at Magal, Mr. Ovadia served for four years as Executive VP, Chief Financial Officer and VP Human Resources of Haifa Chemicals Ltd., a world leading manufacturer and provider of a soluble fertilizers to modern intensive agriculture, as well as producer of food salts for the food industry. Mr.
Ovadia also previously served as the CFO and VP of Operations of Elgo Irrigation Ltd., an Israeli public company with global operations which provides irrigation and fertilization products to the DIY market. Prior to that, Mr. Ovadia served as Financial Manager of Shapir Marine and Civil Engineering Ltd., an infrastructure and contracting company, and as the Financial Manager of Hapach Metal Industries Ltd. a publicly traded Israeli industrial and contracting company. Mr. Ovadia is a Certified Public Accountant and has served as a Senior Portfolio Coordinator at PriceWaterhouseCoopers. Mr. Ovadia has a BA in Accounting and Economics and an MBA (magna cum laude), both from the Hebrew University in Jerusalem.

Mr. Shafir joined Magal in April 2009 as Product Marketing Manager of Command and Control Systems. Prior to his appointment at Magal, Mr. Shafir headed a 'Digital City' project, integrating multilayered data into a unified application which he developed. Before that Mr. Shafir was the Founder and CEO of 4DM Technologies Ltd., a company which developed a novel web application for Critical infrastructure Protection and Management, incorporating data and operational management modules for complex facilities. Mr. Shafir is also currently heading a commission appointed by the Minister of Defense and the Minister of Transportation, to redesign civil aviation safety procedural and control issues. Mr. Shafir is a general (ret.) of the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Flight Academy, as well as the Commander of the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at Bar Ilan University, and has an MBA from the US Naval Post Graduate School in Monterey, California.

Eitan Livneh, President and CEO of Magal, stated, "We wish Zev well, and thank him for his contribution, loyalty and efforts during the transition period over the past year. I am confident that the joining of Relik and Ilan to our management team will strongly contribute to Magal's ability to meet its challenges and to realize its full growth potential."


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ABOUT MAGAL S3

Magal S3 is a leading international solution provider, in the business of Security, Safety and Site Management. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

    Magal Security Systems Ltd.

    Eitan Livneh, CEO
    Tel: +972-(3)-539-1444
    E-mail: eitanl@magal-s3.com
    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@gkir.com